Mail Stop 3561

September 9, 2008

Ms. Kathy Sheehan
Chief Financial Officer
Art Design, Inc.
3636 S. Jason
Englewood, Colorado 80113

> **Re:** **Art Design, Inc.**
> **Amendment No. 2 to Form 10-K for Fiscal Year**
> **Ended December 31, 2007**
> **Filed on September 4, 2008**
> **File No. 0-52690**

Dear Ms. Sheehan:

We reviewed your filing and response letter dated September 4, 2008 to our comment letter dated August 12, 2008, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 8A(T). Controls and Procedures, page 23
Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Please note that disclosure controls and procedures as defined in Exchange Act Rule 13a-15 include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports filed or submitted under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. As previously requested in our letter dated August 12, 2008, please include the entire definition of disclosure controls and procedures in the conclusion of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures, or simply disclose that your disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) were not effective as of the end of the fiscal year.

Management's Annual Report on Internal Control Over Financial Reporting, page 23

As previously requested in our letter dated August 12, 2008, please provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of the fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(T)(a)(3) of Regulation S-B.

As previously requested in our letter dated August 12, 2008, please provide a statement identifying the framework used by management to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-B. If you did not conduct your assessment of internal control over financial reporting as of the end of the fiscal year in accordance with a suitable control framework, please do so and revise your report on internal control over financial reporting as appropriate. As previously indicated, you may want to refer to the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) under the Securities Exchange Act of 1934* available at http://www.sec.gov/interp/2007/33-8810.pdf.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief

Ms. Kathy Sheehan
Art Design, Inc.
September 9, 2008
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